SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ReWalk Robotics Ltd.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value 0.01 NIS per share

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number of Class of Securities (Underlying Ordinary Shares))

ReWalk Robotics, Inc.

200 Donald Lynch Blvd

Marlborough, MA 01752

(508) 251-1154

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Colin J. Diamond White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Tel: (212) 819-820	Aaron M. Lampert, Adv. Ephraim Peter Friedman, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel Tel: +972 (3) 608-9999

CALCULATION OF REGISTRATION FEE

Transaction valuation*	Amount of filing fee**
$220,000	$25.50

*	Estimated solely for purposes of determining the applicable filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (“Rule 0-11”). This amount assumes that options to purchase an aggregate of 980,483 ordinary shares of ReWalk Robotics Ltd. having an aggregate value of $220,000 will be exchanged for new restricted share units and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of August 31, 2017.

**	The amount of the filing fee, calculated in accordance with the Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2017 (until September 30, 2017), equals $115.90 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25.50.
Filing party:	ReWalk Robotics Ltd.
Form or Registration No.:	005-88650.
Date filed:	September 6, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 to the Schedule TO (this “Amendment No. 2”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2017, as amended by Amendment No. 1 filed with the SEC on September 27, 2017, relating to an offer by ReWalk Robotics Ltd. (the “Company”) to exchange certain outstanding stock options for restricted share units. As previously disclosed, the Company made the offer upon the terms and subject to the conditions set forth in the Offer to Exchange, dated September 6, 2017 (the “Offer to Exchange”), and in the related accompanying election and withdrawal forms and other communications (collectively, the “Ancillary Documents”). Each of the Offer to Exchange and the Ancillary Documents is attached to the Schedule TO as Exhibits (a)(1)(A) through (a)(1)(I), and is incorporated by reference into this Amendment No. 2. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Capitalized terms used but not defined in this Amendment No. 2 have the meaning given to such terms in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

(a)       Material Terms.

The Exchange Offer expired at 4:59 p.m., New York time (11:59 p.m., Israel time), on October 4, 2017 (the “Expiration Date”). Pursuant to the Exchange Offer, 46 holders tendered a total of 945,416 Eligible Options, representing 96.4% of the total Eligible Options for exchange in the Exchange Offer. The Company accepted on the Expiration Date all surrendered Eligible Options. On October 5, 2017, the Company granted a total of 251,872 New RSUs in exchange for the Eligible Options surrendered in the Exchange Offer.

The New RSUs will be governed by the terms of the 2014 Plan. Unless the Company’s compensation committee accelerates the vesting of any New RSUs, the New RSUs will vest over a three-year period, with one-third (1/3) vesting on the first anniversary of the date of grant and one-third (1/3) on each of the next two successive anniversaries. One ordinary share is issuable upon the vesting of each New RSU. Additionally, the forfeiture terms of the New RSUs will be substantially the same as those that apply generally to previously granted restricted share units granted under the 2014 Plan. The current form of employee RSU award agreement under the 2014 Plan is filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 29, 2016 and included as Exhibit (d)(1)(I) to the Schedule TO.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information under Item 8 is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(a)	Securities Ownership.

(b)	Securities Transactions.

On the Expiration Date, each of our executive officers eligible to participate in the Exchange Offer tendered all of his or her Eligible Options, as disclosed in the Offer to Exchange under the heading “The Exchange Offer—10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options.” Additionally, John Hamilton, a consultant who previously served as an executive officer and remains a “named executive officer” only for SEC disclosure purposes pursuant to Item 402 of Regulation S-K, tendered all of his Eligible Options.

The table below shows the number of New RSUs granted on October 5, 2017, on the terms and conditions described in Item 4 above, to each of our executive officers eligible to participate in the Exchange Offer. John Hamilton received 14,099 New RSUs.

Name of Executive Officer	Title	Number of New RSUs
Larry Jasinski	Chief Executive Officer and Director	78,285
Kevin Hershberger	Chief Financial Officer	62,006
Ofir Koren	Vice President, Research & Development and Regulatory	13,401
Jodi Gricci	Chief Commercial Officer	12,376

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REWALK ROBOTICS LTD.

By:	/s/ Kevin Hershberger
Name: Kevin Hershberger
Title: Chief Financial Officer

Date: October 5, 2017

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated September 6, 2017.*

(a)(1)(B)	Form of e-mail to be sent to eligible employees and consultants upon commencement of the Exchange Offer.*

(a)(1)(C)	Form of notice of election to participate in the Exchange Offer.*

(a)(1)(D)	Form of notice of withdrawal from participation in the Exchange Offer.*

(a)(1)(E)	Form of e-mail regarding confirmation of receipt of notice of election.†

(a)(1)(F)	Form of e-mail regarding confirmation of receipt of notice of withdrawal.*

(a)(1)(G)	Form of reminder e-mail to eligible employees and consultants regarding the Exchange Offer.*

(a)(1)(H)	Form of email to be sent to grantees of New RSUs providing notice of award of New RSUs.*

(a)(1)(I)	Employee Presentation.*

(a)(1)(J)	Form of email to employees in Israel regarding update on Israel Tax Authority ruling for the Exchange Offer.†

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)(A)	ReWalk Robotics Ltd. Incentive Compensation Plan (incorporated by reference to Exhibit 10.16 to the Company’s registration statement on Form F-1/A (File No. 333-197344), filed with the SEC on August 20, 2014).**

(d)(1)(B)	Amended and Restated Shareholders’ Rights Agreement, dated July 14, 2014, among the Company and the other parties named therein (incorporated by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1/A (File No. 333-197344), filed with the SEC on July 16, 2014).

(d)(1)(C)	Form of warrant issued in connection with the Company’s follow-on offering (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 31, 2016).

(d)(1)(D)	Loan Agreement, dated December 30, 2015, between the Company and Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2016).

(d)(1)(E)	Warrant, dated December 30, 2015, between the Company and Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2016).

(d)(1)(F)	First Amendment, dated June 9, 2017, to Loan Agreement, dated December 30, 2015, between ReWalk Robotics Ltd. and Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2017).

(d)(1)(G)	Secured Convertible Promissory Note, dated June 9, 2017, issued to Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 3, 2017).

(d)(1)(H)	2014 Incentive Compensation Plan Form of Option Award Agreement for employees and executives (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).**

(d)(1)(I)	2014 Incentive Compensation Plan Form of Restricted Stock Unit Award Agreement for employees and executives (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).**

(d)(1)(J)	2014 Incentive Compensation Plan Form of Restricted Stock Unit Award Agreement for non-Israeli non-employee directors (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).**

(d)(1)(K)	2014 Incentive Compensation Plan Form of Option Award Agreement for Israeli non-employee directors (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the SEC on February 17, 2017, as amended on April 27, 2017).**

(d)(1)(L)	2014 Incentive Compensation Plan Form of Option Award Agreement for non-Israeli non-employee directors (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed with the SEC on February 17, 2017, as amended on April 27, 2017).**

(d)(1)(M)	Equity Distribution Agreement, dated May 10, 2016, between the Company and Piper Jaffray & Co., as Agent (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on September 6, 2017.
†	Previously filed with Amendment No. 1 to the Schedule TO on September 27, 2017.
**	Management contract or compensatory plan, contract or arrangement.